

Safir Monroe · 2nd

CEO, Founder of UnDelay

Atlanta Metropolitan Area · **Contact info**

500+ connections

 UnDelay

 Howard University

1 mutual connection: Matt Boney

Connect   🔒 **Message**   **More**

Experience


CEO, Founder
UnDelay
Oct 2018 – Present · 2 yrs 11 mos
Greater Atlanta Area


Senior React Native Developer
NCR Corporation
Apr 2019 – Present · 2 yrs 5 mos
Greater Atlanta Area


Full Stack Web Developer
Delta Air Lines
Jun 2017 – Apr 2019 · 1 yr 11 mos
Greater Atlanta Area


Infrastructure Engineer
JPMorgan Chase & Co.
Jun 2016 – Aug 2016 · 3 mos
Houston, Texas


Mechanical Engineer
Oak Ridge National Laboratory
Jun 2015 – Aug 2015 · 3 mos
Oak Ridge, Tennessee

Education


Howard University
Bachelor's degree, Mechanical Engineering
2013 – 2017


The Piney Woods School
High School Diploma
2009 – 2013

Skills & endorsements

React.js · 5

 Endorsed by 2 of Safir's colleagues at NCR Corporation

React Native · 6

Brian Alcorn and 5 connections have given endorsements for this skill

Firebase · 2

Samuel Bowman and 1 connection have given endorsements for this skill

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Recommendations

Received (0)   **Given (1)**


Daniel Okegbu, MBA
Ph.D. Candidate in
Aerospace Engineering at
Georgia Tech | Bill &
Melinda Gates Millennium
Scholar
May 24, 2021, Daniel worked with
Safir in the same group

Daniel's expertise in the field of engineering and technical design adds tremendous value to our team. With his work experience and research background at Georgia Tech, he is able to dissect and solve the complicated problems we come across in day to day operations. The consolidation, articulation and sell of ... See more

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